EXHIBIT E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2008 on Form 18-K filed with the SEC on September 30, 2009, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2004		2005		2006		2007		2008
The Economy
Gross Domestic Product:
(in billions of constant 2008 Brazilian reais)	R$	2,426.5	R$	2,503.2	R$	2,602.6	R$	2,750.1	R$	2,889.7
(GDP at current prices in U.S.$ billions)(1)	U.S.$	663.8	U.S.$	882.4	U.S.$	1,088.9	U.S.$	1,333.8	U.S.$	1,573.3
Real GDP Growth (decline)(2)		5.7%		3.2%		4.0%		5.7%		5.1%
Population (millions)		181.1		183.4		185.6		187.6		189.6
GDP Per Capita(3)	U.S.$	3,655.2	U.S.$	4,812.0	U.S.$	5,868.1	U.S.$	7,108.3	U.S.$	8,297.6
Unemployment Rate(4)		9.6%		8.3%		8.4%		7.4%		6.8%
IGP-DI (rate of change)(5)		12.1%		1.23%		3.8%		7.9%		9.1%
Nominal Devaluation Rate(6)		(8.1)%		(11.8)%		(8.7)%		(17.1)%		(31.9)%
Domestic Real Interest Rate(7)		3.7%		17.6%		10.9%		3.7%		3.1%
Balance of Payments (in U.S.$ billions)
Exports		96.5		118.3		137.8		160.6		197.9
Imports		(62.8)		(73.6)		(91.4)		(120.6)		(173.2)
Current Account		11.7		14.0		13.6		1.6		(28.3)
Capital and Financial Account (net)		(7.5)		(9.5)		16.3		89.1		33.0
Change in Total Reserves		2.2		4.3		30.6		87.5		3.0
Total Official Reserves		52.9		53.7		85.8		180.3		193.8
Public Finance
Financial Surplus (Deficit) as % of GDP(8)		(2.4)%		(3.0)%		(3.0)%		(2.2)%		(1.5)%
Primary Surplus (Deficit) as % of GDP(9)		4.2		4.4		3.8		3.9		4.1
Public Debt (in billions)
Gross Internal Debt (Nominal)(10)	U.S.$	417.6	U.S.$	538.5	U.S.$	674.2	U.S.$	975.1	U.S.$	796.0
Gross External Debt (Nominal)(11)		81.3		76.5		56.1		43.2		27.4
Public Debt as % of Nominal GDP		68.0%		66.6%		64.4%		65.9%		64.4%
Gross Internal Debt		54.3%		58.4%		59.4%		63.1%		62.3%
Gross External Debt(12)		13.7%		8.2%		4.9%		2.8%		2.1%
Total Public Debt (Nominal)(13)	U.S.$	498.8	U.S.$	615.0	U.S.$	730.3	U.S.$	1,018.3	U.S.$	823.4

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2008 Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6)	Year-on-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(7)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(8)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(9)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(10)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(11)	Not including external private debt. Consolidated external private debt as of December 31, 2008, was $90.4 billion.
(12)	Gross external debt less total reserves.
(13)	Consolidated gross public sector debt.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank of Brazil

Recent Political Developments

The international financial crisis has impacted the availability of international financing lines and has caused liquidity to decrease in the Brazilian domestic foreign exchange market, particularly in October and November 2008, with impacts on the level and the volatility of the exchange rate. Brazil has been taking a number of steps to address the impact of the international crisis, including a package of tax breaks and tax reductions, increasing resources dedicated to the PAC and creating a housing program. Brazil has created credit lines for different sectors of the economy, such as farming, civil construction and the auto industry, for the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”). Brazil has also eased the reserve requirements for Brazilian banks, and undertaken operations of foreign exchange and currency swaps and repurchase agreements, and entered into currency swap lines with central banks and a currency arrangement with the U.S. Federal Reserve.

Law No. 11.887, of December 24, 2008, created the Sovereign Fund of Brazil (Fundo Soberano do Brasil, or “FSB”), an anti-cyclical mechanism the objective of which is to promote investments in assets in Brazil and abroad, create public savings, minimize the effects of the economic and financial crises, as well as promote projects of strategic interest to Brazil. As of December 31, 2008, the FSB is valued at R$14.2 billion, or approximately 0.5% of GDP.

Through Provisional Measure No. 459, on March 25, 2009, the Government created the program entitled “My House My Life” with the objective to build 1 million houses for low income families, reducing the housing deficit of Brazil by 14%. The program will utilize resources in the amount of R$60 billion, of which R$34 billion will be in the form of subsidies using the resources from the Government, from the Time-in-Service Guarantee Fund (Fundo de Garantia do Tempo de Serviço, or “FGTS”) and from BNDES. The additional R$26 billion will originate from FGTS financing.

By enacting Resolution No. 3.692, on March 26, 2009, the National Monetary Council authorized the Credit Guarantor Fund (Fundo Garantidor de Crédito, or “FGC”) to provide additional guarantees for uncertified time deposit contracts issued by certain financial institutions up to the maximum amount of R$20 million per depositor. The measure aims to allow small and medium-sized banks that are operating with a very low volume of credit, due to excess risk aversion, to start lending again.

On July 14, 2009, a Parliamentary Commission of Inquiry was initiated by the Senate to investigate alleged wrongdoings at Petrobras and at the Oil, Natural Gas and Biofuel Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, or “ANP”). Investigations began on August 6, 2009.

On July 25, 2009, President Lula signed an agreement with the President of Paraguay, Mr. Fernando Lugo, with respect to the Itaipú hydroelectric facility on the Brazil / Paraguay border. The agreement triples the value of payments to be made by Brazil to Paraguay for part of the sale of electricity generated by Itaipú, from U.S.$120 million to U.S.$360 million per year. The new agreement will also allow Paraguay to sell excess energy directly to the Brazilian market, without intermediation by Eletrobrás, and will also allow future sales, in conjunction with Brazil, to third countries starting in 2023. The agreement must be submitted to the Congress of both countries for approval.

On September 22, 2009, Moody’s announced, that the long term foreign currency and the long term domestic currency ratings of Brazil were changed to “Baa3” from “Ba1”, upgrading the country to the “investment grade” category. In addition, Moody’s changed its outlook on the new ratings to “positive”. With this development, Brazil has received an “investment grade” rating from all three major rating agencies (Standard & Poor’s, Fitch Ratings, and Moody’s). Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies.

Balance of Payments; Foreign Trade; International Reserves

In 2008, Brazil registered an accumulated trade surplus of approximately U.S.$24.8 billion versus an accumulated trade surplus of approximately U.S.$40.0 billion in 2007. Exports in 2008 totaled U.S.$197.9 billion, a 23.2% increase over 2007, while imports totaled U.S.$173.1 billion, a 43.6% increase from the U.S.$120.6 billion recorded in 2007. The trade balance in 2008 resulted in an accumulated current account deficit of approximately U.S.$28.2 billion, compared to an accumulated surplus of approximately U.S.$1.5 billion in 2007. The accumulated balance of payments surplus was approximately U.S.$3.0 billion in 2008 compared to an accumulated surplus of approximately U.S.$87.5 billion in 2007.

During the first eight months of 2009, Brazil registered an accumulated current account deficit of approximately U.S.$9.6 billion compared to an accumulated deficit of approximately U.S.$20.1 billion for the corresponding period in 2008. The trade balance in the first eight months of 2009 resulted in an accumulated trade balance surplus of approximately U.S.$20.0 billion while the services and income account showed a deficit of U.S.$31.7 billion and the current unilateral transfers account showed a surplus of U.S.$2.1 billion. The balance of payments surplus was approximately U.S.$24.2 billion for the first eight months of 2009 compared to a surplus of approximately U.S.$23.5 billion for the corresponding period in 2008.

In August 2009, Brazil registered an accumulated trade surplus of approximately U.S.$3.0 billion versus an accumulated trade surplus of approximately U.S.$2.9 billion for July 2008. Exports during August 2009 totaled U.S.$13.8 billion, a 29.9% decrease from the U.S.$19.7 billion of the same month of the previous year. Imports for August 2009 totaled U.S.$10.7 billion, a 38.0% decrease from the U.S.$17.4 billion recorded in August of the previous year. During the first eight months of 2009, Brazil registered a trade surplus of approximately U.S.$20 billion, versus a trade surplus of approximately U.S.$17.0 billion for the corresponding period in 2008. Exports in the first eight months of 2009 totaled U.S.$98.0 billion, a 24.7% decrease over the corresponding period in 2008 (U.S.$130.8 billion), while imports totaled U.S.$78.0 billion, a 31.1% decrease from the U.S.$114.0 billion recorded for the corresponding period in 2008.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$52.9 billion on December 31, 2004, U.S.$53.8 billion on December 30, 2005, U.S.$85.6 billion on December 28, 2006, U.S.$180.3 billion on December 31, 2007 and U.S.$193.8 billion on December 31, 2008. As of September 22, 2009, Brazil’s international reserves totaled U.S.$223.7 billion.

Gross Domestic Product

Brazil’s GDP grew 5.1% in 2008 relative to the previous year. The agricultural, industrial and services sectors increased by 5.8%, 4.3% and 4.8%, respectively, in 2008 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased by 13.8% in 2008 relative to 2007, mainly due to an increase in production and importation of machinery and equipment. Household consumption rose by 5.4% in 2008 using the same base of comparison.

GDP fell by 1.2% in the second quarter of 2009, compared to the same period in 2008. The value added at basic prices fell by 0.9%; excise tax fell by 2.8%, mainly due to the decrease in the industry sector, especially the manufacturing segment, and to the decrease of imports. With respect to value added, services had the best performance, with an increase of 2.4% as compared to the second quarter of 2008. The value added for the industry sector decreased 7.9%, whereas the value added for the agriculture sector decreased by 4.2%. Domestically, the consumption expenditure of households increased by 2.1%. Government consumption increased by 2.2% compared to the second quarter of 2008. Gross formation of fixed capital (FBCF) decreased by 17.0%, resulting from the reduction in production of machinery and equipment.

In the first half of 2009, GDP decreased by 1.5%, compared to the figure in the same period of 2008. In the first half of 2009, the services sector increased by 2.1% while the industry and agricultural sectors decreased by 8.6% and 3.0%, respectively, compared to the same period in 2008. With respect to internal demand, general government consumption increased by 2.5% while household consumption rose by 2.3% during the first half of 2009, compared with the same period in 2008. Gross formation of fixed capital, on the other hand, fell by 15.6% during the first half of 2009 relative to the same period in the previous year. In the external market, imports and exports of goods and services decreased by 16.3% and 13.1%, respectively, during the first half of 2009 compared with the same period in 2008.

In June 2009, the Central Bank published a revised GDP growth estimate for 2009 of 0.8%.

Prices

The Consumer Amplified Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”), rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and 2.6% during the first half of 2009. The IPCA in August 2009 changed by 0.15% and was 0.09 percentage points below the July 2009 rate of 0.24%. The accumulated IPCA for August 2009 was at 2.97%, compared with an accumulated IPCA of 4.48% for the same period in 2008.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007, 9.1% in 2008 and 1.0% during the first half of 2009. In August 2009, the IGP-DI increased by 0.1%, after decreasing by 0.6% in July. For the first eight months of 2009, the IGP-DI was at -1.6%, compared to an IGP-DI of 7.9% for the same period in 2008. The deflation accumulated in the year was primarily due to the decline in wholesale prices, which declined in all months of 2009, except August.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004, R$2.3407 to U.S.$1.00 on December 30, 2005, R$2.1380 to U.S.$1.00 on December 29, 2006, R$1.7713 to U.S.$1.00 on December 31, 2007, R$2.3370 to U.S.$1.00 on December 31, 2008 and R$1.8864 to U.S.$1.00 on August 31,2009.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose to 10.7% in July 2006 before declining to 8.4% in December 2006. In 2007, the unemployment rate rose to 9.3% in January and up to 10.1% in April. The unemployment rate declined from 10.1% in May 2007 to 7.4% in December 2007.

In December 2008, the unemployment rate was 6.8%. The unemployment rate has reached its lowest figure in the historical series which started in March 2002, falling 0.8 percentage points compared to November 2008 (7.6%) and 0.6 percentage points compared to December 2007 (7.4%).

In August 2009, the unemployment rate was at 8.1%.

Foreign Investment

In 2008, net foreign direct investment totaled approximately U.S.$45.0 billion, compared with approximately U.S.$34.6 billion of such investment registered in 2007.

During the first eight months of 2009, net foreign direct investment totaled approximately U.S.$15.9 billion, compared with approximately U.S.$24.6 billion recorded during the corresponding period in 2008.

Monetary Policy

After setting the Over/Selic rate at 11.50% on July 18, 2007, the Central Bank reduced the rate to 11.25% on September 5, 2007. On April 16, 2008, the Central Bank raised the rate by 50 basis points, to 11.75%. The monetary authority managed inflationary expectations through a series of increases in the rate. During the months of June, July and September 2008, the Over/Selic rate was raised to 12.25%, 13.00% and 13.75%, respectively.

After setting the Over/Selic rate on September 2008 at 13.75%, the Central Bank reduced the rate on January 2009 to 12.75%. During the months of March, April and June 2009, the rate was further reduced to 11.25%, 10.25% and 9.25%, respectively. On July, 22, 2009, the Central Bank reduced the rate by 50 basis points, indicating that the interest rate reductions may have reached the final stages. On September 2, 2009, Central Bank decided to maintain the Over/Selic rate at 8.75%.

Public Finance

On August 31, 2009, Brazil’s accumulated consolidated public sector primary surplus was R$43.5 billion (2.21% of GDP). In 2008, Brazil’s accumulated consolidated public sector primary surplus was R$118.0 billion (4.1% of GDP), compared with the R$101.6 billion (3.9% of GDP) consolidated public sector primary surplus in 2007. The accumulated consolidated public sector nominal deficit as of August, 2009 was R$64.8 billion (3.3% of GDP). The accumulated consolidated public sector nominal deficit in 2008 was R$44.3 billion (1.5% of GDP), compared with the R$57.9 billion (2.2% of GDP) consolidated public sector nominal deficit in 2007.

Due to the corresponding drop in tax revenues, the Government decided, in March 2009, to make a cut of R$21.6 billion in current expenses and investments, but on May 20, 2009, the cut was reduced to R$12.5 billion. In September 2009, the Government announced that the restrictions on current expenses and investments may be further reduced by R$5.6 billion.

On April 15, 2009, the Government cut its 2009 primary budget surplus target to 2.5% of GDP from 3.8% and set a target of 3.3% of GDP for the next three years (2010-2012). On September 17, 2009, the Government proposed a modification to the 2009 LOA that would increase the total amount of infrastructure investments that may be deducted from the primary fiscal balance from 0.50% of GDP to 0.94% of GDP. The additional 0.44% of GDP relates to investments under the PAC.

Moreover, the Government announced that Petrobras, the state-controlled oil company that generally has accounted for approximately 0.5 percentage points of the primary surplus, will be separated from the normal federal budget beginning with the 2010 budget.

Public Debt

Brazil’s net public sector debt stood at R$1,289.2 billion (44% of GDP) on August 31, 2009, compared with R$1,067.4 billion (or 44.9% of GDP) on December 31, 2006, R$1,200.7 billion (or 42.7% of GDP) on December 31, 2007 and R$1,153.6 billion (or 35.8% of GDP) on December 31, 2008. On August 31, 2009, Brazil’s consolidated net public sector external debt was a negative R$273.8 billion (or a negative 9.3% of GDP).

On August 31, 2009, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$10.9 billion (0.8% of all federal domestic debt securities), compared to R$13.5 billion (1.1% of all federal domestic debt securities) on December 31, 2008. The aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate increased to R$545.3 billion (38.9% of all federal domestic debt securities) from R$453.1 billion (35.8% of all federal domestic debt securities) on December 31, 2008. By contrast, fixed rate federal domestic debt securities decreased to R$455.0 billion (32.5% of all federal domestic debt securities) from R$427.1 billion (33.8% of all federal domestic debt securities) on December 31, 2008.

On August 31, 2009, the average tenor of Brazil’s federal domestic debt securities was 3.38 years, compared with the average tenor of 2.28 years in December 2005, 2.59 years in December 2006, 3.04 years in December 2007 and 3.28 years in December 2008. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Historical Background” and “—Economic Events and Policies” in Brazil’s Annual Report for 2008 on Form 18-K filed with the SEC on September 30, 2009. Of the R$1,401.0 billion in federal domestic debt securities outstanding on August 31, 2009, 29.0% were scheduled to mature on or before August 31, 2010.

During 2008, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing Early Redemption Program, which started in January 2007. The Early Redemption Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to US$7.1 billion.

In March 2009, the Central Bank transferred R$185.35 billion to the National Treasury to be applied to the amortization of public debt. The amount transferred is primarily the result of income received by the Central Bank in the first quarter of 2009 in connection with the management of international reserves and swap transactions (R$171.4 billion) and income earned in the second half of 2008 (R$10.2 billion). The amount transferred is equivalent to approximately 48% of the financing needs of the federal public debt, or “DPF”, of 2009 (R$379.7 billion) according to the Annual Borrowing Plan for 2009.

As of September 30, 2009, the National Treasury has transferred an aggregate of R$100 billion to BNDES (National Bank for Economic and Social Development), which is the total amount required by Provisional Measure No. 453 of January 22, 2009 (subsequently enacted as Law No.11,948 of June 16, 2009). Of the total amount transferred to BNDES, R$13 billion has been repaid. The transfer to BNDES has not had a significant impact on Brazil’s Annual Financing Plan, or “PAF”, and has not had a significant impact on Brazil’s public debt statistics because the maturities of the bonds that were issued by Brazil, the proceeds of which were transferred to BNDES, are similar to the maturities of Brazil’s other public debt.

Brazil completed the following offerings since December 31, 2008:

•	an offering of U.S.$1,025,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on January 13, 2009;

•	an offering of U.S.$750,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on May 14, 2009; and

•	an offering of US$525,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037 on August 5, 2009.

On September 30, 2009, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, US$1,275,000,000 aggregate principal amount of its 5.625% Global Bonds due 2041. The settlement for the offering is expected to occur on October 7, 2009.